SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Caspian Services, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14766Q107
(CUSIP Number)

Bakhytbek Baiseitov
291/21 Dostyk Ave.,
Almaty, Kazakhstan 050020
+7 727 2598 599
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

June 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Bakhytbek Baiseitov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	Kazakhstan

Number of	7.	Sole Voting Power
Shares		9,398,334
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		9,398,334
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,398,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	17.9%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001, (“Common Stock”) of Caspian Services, Inc., (the “Issuer”) which has its principal executive offices at 257 East 200 South, Suite 490, Salt Lake City, Utah 84111.

Item 2.  Identity and Background

The following information relates to the Reporting Person:

(a)	Name: Bakhytbek Baiseitov

(b)	Residence or business address: 291/21 Dostyk Ave., Almaty, Kazakhstan 050020.

(c)	Present principal occupation: Mr. Baiseitov serves as the Chairman of the Board of Directors of JSC Bank CenterCredit.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Kazakhstan

Item 3.  Source and Amount of Funds

On June 20, 2011 the Reporting Person closed on an Assignment Agreement, dated May 31, 2011, with Altima Central Asia (Master) Fund (“Altima”) whereby Altima assigned to the Reporting Person its right, title and interest in and to the Facility Agreement, dated 20 June 2008, between Altima and the Issuer (the “Assignment Agreement.”) A copy of the Assignment Agreement is attached as Exhibit 1.1 and is incorporated herein by reference.  The Reporting Person acquired the Facility Agreement for $12,861,575 from personal funds.  As of the date of the transaction, the amount outstanding, including interest, under the Facility Agreement was $21,616,168.  Pursuant to the Facility Agreement, the Reporting Person may convert all, or any portion of the amount outstanding under the Facility Agreement into Common Stock of the Issuer at a per share conversion price of $2.30 (the “Conversion Shares”).  Pursuant to the Facility Agreement, the Reporting Person may require the Issuer to convert at any time prior to the payment by the Issuer to the Reporting Person of all amounts due to be paid to the Reporting Person under the Facility Agreement.

The description of the Assignment Agreement in this Schedule 13D is only a summary of that agreement and is qualified in its entirety by reference to the terms of such agreement, a copy of which is attached as an exhibit to this Schedule 13D.

Item 4.  Purpose of Transaction

(a)	– (j)

The Reporting Person entered into the transaction for investment purposes and with the intent of potentially acquiring a controlling interest in the Issuer and assisting the Issuer to refinance some of its outstanding debt obligations.  The Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, the Reporting Person’s own financial condition, other investment opportunities and other future developments.  Based upon such evaluation, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may determine to dispose of the Facility Agreement or the Conversion Shares.

In addition to entering into the Assignment Agreement, the Reporting Person has signed a Loan Purchase and Assignment and Assumption Agreement (the “Loan Purchase Agreement”) with Great Circle Energy Services LLC (“Great Circle”), to allow the Reporting Person to acquire the right, title and interest in and to the Facility Agreement, dated September 3, 2008, between Great Circle and the Issuer.  The closing of the Loan Purchase Agreement is subject a number of closing conditions, including receipt of required regulatory approvals and consents.  The outstanding amount due under the Great Circle Facility Agreement as of May 23, 2011 was approximately $20,648,155.  The purchase price under the Loan Purchase Agreement is $15,000,000.  Like the Altima Facility Agreement, the Great Circle Facility Agreement provides for conversion to restricted Common Stock of the Issuer at a price of $2.30 per share.

On May 23, 2011, the Reporting Person and the Issuer entered into a non-binding Loan Retirement/Restructuring Term Sheet (“Term Sheet”) outlining an agreement in principle for a potential restructuring of the Altima and Great Circle Facility Agreements (jointly referred to herein as the “Loans”) in the event the Reporting Person is successful in acquiring both Loans.  The Issuer and the Reporting Person have agreed in principle to restructure the Loans as follows:

•	The Issuer will make a $6,000,000 cash payment to the Reporting Person to reduce the principal amount of the Loans;
•	The Reporting Person will immediately convert $10,800,000 owing under the Loans to restricted Common Stock at a price of $0.12 per share; and
•	The Issuer will execute a new convertible note with the Reporting Person for the balance of the outstanding amount due under the Loans, which at May 23, 2011 was $24,464,323.

              The new convertible note will be secured by the assets of the Issuer, including, but not limited to:

•	Assets and stock shares of Caspian Services Group Limited;
•	Assets and stock shares of Caspian Geophysics Limited;
•	Assets and stock shares of Caspian Services Group LLP;
•	Assets and stock shares of Tat-Arka LLP;
•	Assets and stock shares of JSC Kazmorgeophysica;
•	Assets and stock shares of Veritas Caspian LLP;
•	Geophysical equipment;
•	Ships and small size craft fleet;
•	Cash flows of all subsidiaries not pledged to EBRD; and
•	Other moveable and immoveable assets not pledged to EBRD.

The new convertible note will have a term of three years.  The new convertible note will bear interest at a rate of 12% per-annum with semi-annual interest payments to be paid in arrears, with the possibility of switching to quarterly interest payments.  The principal amount under the new convertible note will be payable at maturity.  The Reporting Person will have the right, at his election, to convert the principal, or any portion thereof, to restricted Common Stock at a price of $0.10 per share.  The Term Sheet contains a number of conditions precedent to the execution of definitive agreements, including, among other things, acquisition of the Loans by the Reporting Person, completion of satisfactory due diligence, receipt of all necessary regulatory and other approvals and consents, approval by EBRD and restructuring of the EBRD loan as the parties deem reasonably necessary.  By its terms, the Term Sheet automatically terminates on June 30, 2011, unless terminated early as provided in the Term Sheet.

The terms of a restructuring and new convertible loan agreement as set forth in the Term Sheet are non-binding and may be subject to change in connection with the preparation and execution of definitive restructuring and loan documents.  While the Issuer and the Reporting Person have reached agreement in principle, there is no guarantee the parties will be able to finalize definitive agreements or that the closing conditions will be satisfied.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)
As noted above, the Facility Agreement provides, among other things, that all, or any portion of the outstanding amount due under the Facility Agreement may be converted to restricted Common Stock at the option of the holder of the Facility Agreement at a price of $2.30 per share.  As of the date of the transaction, the outstanding balance under the Facility Agreement was $21,616,168.  Assuming full conversion of the outstanding balance under the Facility Agreement, the Reporting Person would be issued 9,398,334 shares, which would represent 17.9% of the outstanding shares of Common Stock of the Issuer (computed on the basis of 52,213,757 shares outstanding as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the Securities and Exchange Commission on May 16, 2011.)  The number of shares issuable upon conversion will increase as interest accrues pursuant to the Facility Agreement.

(b)
In the event of a conversion, the Reporting Person may be deemed to have the sole power to vote or direct the vote of all of the 9,398,334 shares; and shared power to vote or direct the vote of 0 shares; the sole power to dispose or direct the disposition of all of the 9,398,334 shares; and shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.  Exhibits

Exhibit No.	Exhibit
1.1	Assignment Agreement, dated May 31, 2011, between Altima Central Asia (Master) Fund and Bakhytbek Baiseitov

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2011	By:	/s/ Bakhytbek Baiseitov
Bakhytbek Baiseitov